SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 15)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2014

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,439,246 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,439,246 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,439,246 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G20045202	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,439,246 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,439,246 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,439,246 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

CUSIP No. G20045202	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,439,246 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,439,246 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,439,246 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D and on March 28, 2014 by Amendment No. 14 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 15 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 15, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

Closing of Rights Offering, TW Private Placement and Backstop Private Placement

Pursuant to the Framework Agreement, in April 2014, the Issuer appointed three directors to its Board of Directors who were designated by TW Holdings B.V.

On May 2, 2014 (the “Issue Date”), pursuant to the terms of the Purchase Agreement, TW Holdings B.V. acquired (a) 2,229,644 Units, consisting of 2,229,644 New Notes and 46,822,524 Unit Warrants, for an aggregate purchase price of $222,964,400 pursuant to the exercise in full of the Rights allocated to TW Holdings B.V. in respect of its shares of Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares in the Rights Offering, (b) 581,533 Private Placement Units, consisting of 581,533 New Notes and 12,212,193 warrants (the “Private Placement Warrants”), for an aggregate purchase price of $58,153,300 in the TW Private Placement, and (c) 566,299 Units, consisting of 566,299 New Notes and 11,892,279 Private Placement Warrants for an aggregate purchase price of $56,629,900 in the Backstop Private Placement.

    The Unit Warrants are governed by the terms of the Unit Warrant Agreement entered into by the Issuer and American Stock Transfer & Trust Company, LLC (as Warrant Agent) on May 2, 2014 and the related warrant certificate issued to the applicable holder thereof.  Each Unit Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $1.00 per share.  The Unit Warrants do not have any voting rights and will be exercisable commencing the second anniversary of the Issue Date through the fourth anniversary of the Issue Date, at an exercise price of $1.00 per share, subject to the limited right of TW Holdings B.V. to exercise the Unit Warrants earlier in order to maintain the TW Ownership Threshold.

The Private Placement Warrants are governed by the terms of a warrant agreement (the “Private Placement Warrant Agreement”) entered into by the Issuer and American Stock Transfer & Trust Company, LLC (as Warrant Agent) on May 2, 2014 and the related warrant certificate issued to TW Holdings B.V.  Each Private Placement Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $1.00 per share.  The Private Placement Warrants do not have any voting rights and will be exercisable commencing the second anniversary of the Issue Date through the fourth anniversary of the Issue Date, at an exercise price of $1.00 per share, subject to the limited right of TW Holdings B.V. to exercise the Unit Warrants earlier in order to maintain the TW Ownership Threshold.

Issuance of Initial Warrants

In the Framework Agreement, the Issuer agreed to issue the Initial Warrant to purchase 30 million shares of Class A Common Stock (the “Initial Warrant Shares”) to TW Holdings B.V. in connection with the financing transactions contemplated by the Framework Agreement and the Term Loan Agreement.  On the Issue Date, (i) in exchange for Time Warner’s performance of services associated with facilitating and implementing the transactions contemplated by the Framework Agreement, TW Holdings B.V. assigned to Time Warner its right under the Framework Agreement to be issued 23,700,000 of the 30,000,000 Initial Warrant Shares, subject to the terms of the Initial Warrant Agreement and the Escrow Agreement, (ii) TW Holdings B.V. and the Issuer instructed the Escrow Agent to return the Initial Warrant to the Issuer, and (iii) the Issuer and American Stock Transfer & Trust Company, LLC (as Warrant Agent) entered into a new warrant agreement (the “New Initial Warrant Agreement”) providing for the issuance of new Initial Warrants to TW Holdings B.V. and Time Warner.  On the Issue Date, the Issuer issued an Initial Warrant to TW Holdings B.V to purchase 6,300,000 shares of Class A Common Stock and issued an Initial Warrant to Time Warner to purchase 23,700,000 shares of Class A Common Stock, in each case at an exercise price of $1.00 per share.  The Initial Warrants are governed by the terms of the New Initial Warrant Agreement and the related warrant certificates.  The Initial Warrants do not have any voting rights and will be exercisable from the second anniversary of the Issue Date through the fourth anniversary of the Issue Date for shares of Class A Common Stock at an exercise price of $1.00 per share, subject to the limited right of TW Holdings B.V. and Time Warner to exercise their Initial Warrants earlier in order to maintain the TW Ownership Threshold.

Term Loan, Revolving Credit Facility and Intercreditor Agreement

On the Issue Date, (a) pursuant to the terms of the Term Loan Agreement, TW Holdings B.V. made the Term Loan to the Issuer in the aggregate principal amount of $30,000,000, (b) Time Warner and the Issuer entered into the Revolving Credit Facility Agreement, which provides for the Revolving Credit Facility in the aggregate principal amount of $115,000,000, and (c) Time Warner, the Issuer, CME NV, CME BV and the other parties thereto entered into the CME Intercreditor Agreement.

The foregoing descriptions of the Unit Warrant Agreement, including the Unit Warrants, the Private Placement Warrant Agreement, including the Private Placement Warrants, the New Initial Warrant Agreement, including the Initial Warrants, and the CME Intercreditor Agreement do not purport to be complete and are qualified in their entirety by reference to the Unit Warrant Agreement (including the form of Unit Warrant), which is attached to this Amendment No. 15 as Exhibit 99.29, the Private Placement Warrant Agreement (including the form of Private Placement Warrant), which is attached to this Amendment No. 15 as Exhibit 99.30, the New Initial Warrant Agreement (including the form of Initial Warrants), which is attached to this Amendment No. 15 as Exhibit 99.31, and the CME Intercreditor Agreement, which is attached to this Amendment No. 15 as Exhibit 99.32, and, in each case, are incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on May 7, 2014, the Reporting Persons beneficially owned 73,439,246 shares of Class A Common Stock (consisting of (x) 61,407,775 shares of Class A Common Stock and (y) 12,031,471 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold)), representing approximately 49.9% of the outstanding shares of CME Common Stock.  The percentage of beneficial ownership has been determined based on (i) the 135,141,367 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2014, plus (ii) the 12,031,471 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold).

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.

(b)  As of the close of business on May 7, 2014, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 73,439,246 shares of Class A Common Stock.

(c)  Except as described in Item 3, Item 4 and Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the descriptions of the Unit Warrant Agreement (including the form of Unit Warrant), the Private Placement Warrant Agreement (including the form of Private Placement Warrant), the New Initial Warrant Agreement, including the Initial Warrants, and the CME Intercreditor Agreement in Item 3 of this Amendment No. 15.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.29
Warrant Agreement, dated as of May 2, 2014, between Central European Media Enterprises Ltd. and American Stock Transfer & Trust Company, LLC, as Warrant Agent (including the Form of Unit Warrant as Exhibit A thereto) (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on May 5, 2014)

99.30	Warrant Agreement, dated as of May 2, 2014, between Central European Media Enterprises Ltd. and American Stock Transfer & Trust Company, LLC, as Warrant

Agent (including the Form of Private Unit Warrants as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on May 5, 2014)

99.31
Warrant Agreement, dated as of May 2, 2014, between Central European Media Enterprises Ltd. and American Stock Transfer & Trust Company, LLC, as Warrant Agent (including the Form of Initial Warrants as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on May 5, 2014)

99.32
Intercreditor Agreement between Central European Media Enterprises Ltd., Central European Media Enterprises N.V. and CME Media Enterprises B.V., as Obligors, Time Warner Inc., as 2014 Term Loan Agent and as 2014 RCF Agent, and the other parties thereto, dated July 21, 2006, as amended and restated by Deeds of Amendment dated May 16, 2007, August 22, 2007, March 10, 2008, September 17, 2009, September 29, 2009, October 21, 2010, February 18, 2011, October 8, 2012 and May 2, 2014 (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on May 5, 2014)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2014

TIME WARNER INC.
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International and Corporate Strategy

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Stephen Kapner
Name: Stephen Kapner
Title: Director

7

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor at Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Carlos M. Gutierrez	Co-Chair, Albright Stonebridge Group (global strategy firm)	555 Thirteenth Street, NW Suite 300 West Washington, DC 20004

Fred Hassan	Partner and Managing Director, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Douglas S. Shapiro	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

________________
*    Citizen of France